Exhibit 99.2

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH AND NINE-MONTH

PERIODS ENDED SEPTEMBER 30, 2021 AND 2020

WOORI FINANCIAL GROUP INC.

Page(s)
Report on Review of Separate Interim Financial Statements	1-2

Separate Interim Financial Statements

Separate Interim Statements of Financial Position	4

Separate Interim Statements of Comprehensive Income	5

Separate Interim Statements of Changes in Equity	6

Separate Interim Statements of Cash Flows	7

Notes to the Separate Interim Financial Statements	8-44

Report on Review of Separate Interim Financial Statements

English Translation of a Report Originally Issued in Korean on November 15, 2021

To the Shareholders and the Board of Directors of Woori Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying separate interim financial statements of Woori Financial Group Inc. (the “Company”). These financial statements consist of the separate interim statement of financial position of the Company as at September 30, 2021 and the related separate interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2021 and 2020, and separate interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2021 and 2020, and a summary of significant accounting policies and other explanatory notes, expressed in Korean Won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these separate interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these separate interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying separate interim financial statements are not presented fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Emphasis of Matters

Without qualifying our conclusion, we draw attention to Note 3 of the financial statements, which indicates that the outbreak of COVID-19 may have a negative impact on the Company’s financial condition and results of operations.

Other Matters

We have audited the separate statement of financial position of the Group as at December 31, 2020, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements, not presented herein, in our audit report dated March 12, 2021. The separate statement of financial position as at December 31, 2020, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2020.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

November 15, 2021

Notice to Readers

This report is effective as of November 15, 2021, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

WOORI FINANCIAL GROUP INC. SEPARATE INTERIM FINANCIAL STATEMENTS AS OF AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020

The accompanying separate interim financial statements including all footnote disclosures were prepared by, and are the responsibility of, the management of Woori Financial Group Inc.

Tae Seung Son

President and Chief Executive Officer

Main Office Address: (Road Name Address) 51, Sogong-ro, Jung-gu, Seoul

(Phone Number)    02-2125-2000

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2021 (UNAUDITED) AND DECEMBER 31, 2020

	September 30, 2021	December 31, 2020

	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Notes 5 and 30)	618,962	69,176
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 6, 9 and 18)	7,247	7,247
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 7 and 9)	148,082	149,614
Loans and other financial assets at amortized cost (Notes 4, 8, 9 and 30)	510,152	619,117
Investments in subsidiaries (Notes 10 and 30)	21,944,915	21,562,229
Premises and equipment (Notes 11 and 30)	8,921	12,538
Intangible assets (Note 12)	5,496	5,282
Net defined benefit asset (Note 16)	—	3,509
Current tax assets	18,213	307
Deferred tax assets	1,568	964
Other assets (Note 13)	360	—

Total assets	23,263,916	22,429,983

LIABILITIES
Debentures (Notes 4, 9 and 14)	1,367,295	1,147,503
Provisions (Note 15)	393	782
Net defined benefit liability (Note 16)	1,192	—
Current tax liabilities	345,166	215,071
Other financial liabilities (Notes 4, 9, 17, 30 and 31)	37,823	22,085
Other liabilities (Note 17)	1,232	570

Total liabilities	1,753,101	1,386,011

EQUITY (Note 19)
Capital stock	3,640,303	3,611,338
Hybrid securities	2,094,745	1,895,322
Capital surplus	10,909,281	14,874,084
Other equity	(2,789)	(1,518)
Retained earnings	4,869,275	664,746

Total equity	21,510,815	21,043,972

Total liabilities and equity	23,263,916	22,429,983

The accompanying notes are part of this interim financial statements.

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020

(UNAUDITED)

	Periods ended September 30, 2021		Periods ended September 30, 2020
	Three- month	Nine-month	Three- month	Nine-month

	(Korean Won in millions, except for per share data)
Interest income	1,101	2,686	1,299	8,998
Interest expense	(6,866)	(19,179)	(5,718)	(16,749)

Net interest income (Notes 9, 21 and 30)	(5,765)	(16,493)	(4,419)	(7,751)
Fees and commissions income	202	604	—	—
Fees and commissions expense	(3,321)	(10,332)	(2,562)	(10,730)

Net fees and commissions loss (Notes 22 and 30)	(3,119)	(9,728)	(2,562)	(10,730)
Dividend income (Notes 23 and 30)	1,290	691,315	1,290	679,085
Reversal (Provision) of impairment losses due to credit loss (Notes 24 and 30)	107	88	(183)	(174)
General and administrative expenses (Notes 25 and 30)	(14,184)	(43,523)	(13,488)	(41,642)

Operating income(expense)	(21,671)	621,659	(19,362)	618,788
Non-operating income(expense) (Note 26)	(100)	(5)	(200)	(220)
Net income(loss) before income tax expense	(21,771)	621,654	(19,562)	618,568
Income tax income (Note 27)	213	132	1,436	378
Net income(loss)	(21,558)	621,786	(18,126)	618,946

Net gain (loss) on valuation of equity securities at FVTOCI	(775)	(1,111)	191	383
Remeasurement gain(loss) related to defined benefit plan	336	(134)	(659)	(1,620)
Items that will not be reclassified to profit or loss:	(439)	(1,245)	(468)	(1,237)

Other comprehensive income(loss), net of tax	(439)	(1,245)	(468)	(1,237)
Total comprehensive income(loss)	(21,997)	620,541	(18,594)	617,709

Earnings (Loss) per share (Note 28)
Basic and diluted earnings (loss) per share (Unit: In Korean Won)	(54)	792	(45)	809

The accompanying notes are part of this interim financial statements.

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020

(UNAUDITED)

	Capital stock	Capital surplus	Hybrid securities	Other equity	Retained earnings	Total equity

	(Korean Won in millions)
January 01, 2020	3,611,338	14,874,084	997,544	(631)	623,930	20,106,265
Total comprehensive income
Net income	—	—	—	—	618,946	618,946
Net gain on valuation of equity securities at FVTOCI	—	—	—	383	—	383
Remeasurement loss related to defined benefit plan	—	—	—	(1,620)	—	(1,620)
Transactions with owners
Dividends to common stocks	—	—	—	—	(505,587)	(505,587)
Issuance of hybrid securities	—	—	698,277	—	—	698,277
Dividends to hybrid securities	—	—	—	—	(34,640)	(34,640)

September 30, 2020 (Unaudited)	3,611,338	14,874,084	1,695,821	(1,868)	702,649	20,882,024

January 01, 2021	3,611,338	14,874,084	1,895,322	(1,518)	664,746	21,043,972
Total comprehensive income
Net income	—	—	—	—	621,786	621,786
Net loss on valuation of equity securities at FVTOCI	—	—	—	(1,111)	—	(1,111)
Remeasurement loss related to defined benefit plan	—	—	—	(134)	—	(134)
Transactions with owners
Comprehensive stock exchange	28,965	35,197	—	—	—	64,162
Acquisition of treasury stock	—	—	—	(26)	—	(26)
Dividends to common stocks	—	—	—	—	(368,357)	(368,357)
Issuance of hybrid securities	—	—	199,423	—	—	199,423
Dividends to hybrid securities	—	—	—	—	(48,900)	(48,900)
Transfer of capital surplus to retained earnings	—	(4,000,000)	—	—	4,000,000	—

September 30, 2021 (Unaudited)	3,640,303	10,909,281	2,094,745	(2,789)	4,869,275	21,510,815

The accompanying notes are part of this interim financial statements.

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020 (UNAUDITED)

	For the nine-month periods ended September 30

	2021	2020

	(Korean Won in millions)
Cash flows from operating activities:
Net income	621,786	618,946
Adjustments to net income:
Income tax income	(132)	(378)
Interest income	(2,686)	(8,998)
Interest expense	19,179	16,749
Dividend income	(691,315)	(679,085)

	(674,954)	(671,712)

Adjustments for profit/loss items not involving cash flows:
Provision(Reversal) of impairment losses due to credit loss	(88)	174
Retirement benefit	1,731	2,844
Depreciation and amortization	4,323	3,943

	5,966	6,961

Changes in operating assets and liabilities:
Loans and other financial assets at amortized cost	(561)	43,263
Other assets	(359)	(265)
Net defined benefit liability	2,785	586
Other financial liabilities	(199)	(44,569)
Other liabilities	662	(2,971)

	2,328	(3,956)

Interest income received	2,395	11,688
Interest expense paid	(18,299)	(16,459)
Dividends received	691,315	679,085
Income tax paid	(596)	(199)

	674,815	674,115

Net cash provided by operating activities	629,941	624,354

Cash flows from investing activities:
Net decrease on other investment assets	240,000	230,000
Acquisition of investments in subsidiaries	(318,385)	(1,000,000)
Acquisition of financial assets at FVTOCI	—	(150,000)
Acquisition of premises and equipment	(45)	(2,718)
Acquisition of intangible assets	(1,061)	(2,948)
Increase on guarantee deposits for leases	—	(709)

	(79,491)	(926,375)

Cash flows from financing activities:
Issuance of debentures	219,489	199,556
Issuance of hybrid securities	199,423	698,277
Acquisition of treasury stock	(26)	—
Redemption of lease liabilities	(2,154)	(1,560)
New stock issue cost	(139)	—
Dividends paid to hybrid securities	(48,900)	(34,640)
Dividends paid	(368,357)	(505,587)

	(664)	356,046

Net increase in cash and cash equivalents	549,786	54,025
Cash and cash equivalents, beginning of the period	69,176	43,670

Cash and cash equivalents, end of the period (Note 5)	618,962	97,695

The accompanying notes are part of this interim financial statements.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021 AND 2020 (UNAUDITED)

1.	GENERAL

(1)	Summary of the parent company

Woori Financial Group, Inc. (hereinafter referred to as the “Company”) is primarily aimed at controlling subsidiaries that operate in the financial industry or those that are closely related to the financial industry through the ownership of shares and was established on January 11, 2019 under the Financial Holding Company Act through the comprehensive transfer with shareholders of Woori Bank, Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd. and Woori Private Equity Asset Management Co. Ltd. The headquarters of the Company is located at 51, Sogong-ro, Jung-gu, Seoul, Korea, and the capital is 3,640,303 million Won as of September 30, 2021 while the Korea Deposit Insurance Corp. (“KDIC”), the Company’s largest shareholder, owns 110,159,443 shares (15.13%) of the Company’s stocks issued. The Company’s stocks were listed on the Korea Exchange on February 13, 2019, and its American Depository Shares (“ADS”) are also being traded as the underlying common stock on the New York Stock Exchange since the same date.

The details of stock transfer from the Company and subsidiaries as of incorporation are as follows (Unit: Number of shares):

Stock transfer company	Total number of issued shares	Exchange ratio per share	Number of Parent company’s stocks
Woori Bank	676,000,000	1.0000000	676,000,000
Woori FIS Co., Ltd.	4,900,000	0.2999708	1,469,857
Woori Finance Research Institute Co., Ltd.	600,000	0.1888165	113,289
Woori Credit Information Co., Ltd.	1,008,000	1.1037292	1,112,559
Woori Fund Service Co., Ltd.	2,000,000	0.4709031	941,806
Woori Private Equity Asset Management Co., Ltd.	6,000,000	0.0877992	526,795

As of August 1, 2019, the Company acquired a 73% interest in Woori Asset Management Co. (Formerly Tongyang Asset Management Corp.). The remaining payment was completed in August 2019 after the request for the change of major shareholder was approved by the Financial Service Commission in July 2019. As a result, the Company obtained 100% control of Woori Global Asset Management Co., Ltd. (formerly ABL Global Asset Management Co., Ltd.), and classified the entity as a subsidiary.

The Company paid 598,391 million Won in cash and 42,103,377 new shares of the parent company to acquire 100% interest of Woori Card Co., Ltd. from its subsidiary Woori Bank on September 10, 2019. On the same date, the Company also acquired 59.8% interest of Woori Investment Bank Co., Ltd. from Woori Bank with 392,795 million Won in cash.

As of December 30, 2019, the Company acquired 67.2% interests (excluding treasury stock, 51.0% when including treasury stock) in Woori Asset Trust Co. (formerly Kukje Asset Trust Co.)

As of December 10, 2020, the Company acquired 76.8% interests (excluding treasury stock, 74% when including treasury stock) in Woori Financial Capital Co., Ltd. (formerly Aju Capital Co., Ltd.). In addition, as of April 15, 2021, the Company acquired 13.3% interests (excluding treasury stock, 12.9% when including treasury stock) in Woori Financial Capital Co., Ltd., and as of May 24, 2021, the company additionally acquired treasury stock (3.6%) which Woori Financial Capital Co., Ltd. possessed.

As of March 12, 2021, the Company paid 113,238 million Won in cash to acquire 100% interests on Woori Savings Bank from Woori Financial Capital Co., Ltd., our subsidiary.

As of August 10, 2021, the Company paid 5,792,866 new shares of the company to the shareholders of Woori Financial Capital Co., Ltd. (excluding the Company) through comprehensive stock exchange and acquired residual interest (9.5%) of Woori Financial Capital Co., Ltd., to make it a wholly owned subsidiary.

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The Company’s financial statements are condensed interim financial statements prepared in accordance with Korean IFRS 1034, Interim Financial Reporting for some of periods in which the annual separate financial statements belong. They are also separate financial statements prepared in accordance with Korean IFRS 1027 Separate Financial Statements. It is necessary to use the Company’s annual separate financial statements for the year ended December 31, 2020 for understanding of the accompanying condensed interim financial statements.

(1)

Except for the impacts on the newly adopted standards and interpretations explained below, the accounting policies applied in preparing the accompanying condensed interim financial statements have been applied consistently with the annual financial statements as of and for the year ended December 31, 2020.

1)

Korean IFRS 1109 ‘Financial Instruments’, Korean IFRS 1039 ‘Financial Instruments: Recognition and Measurement’, Korean IFRS 1107 ‘Financial Instruments: Disclosures’, Korean IFRS 1104 ‘Insurance Contracts’ and Korean IFRS 1116 ‘Lease’; Interest Rate Benchmark Reform-Phase 2

The amendment indicates that the effective interest rate shall be adjusted rather than the carrying amount when changing the interest rate benchmark for financial instruments measured at amortized cost. In addition, it allows hedge accounting to continue without interruption even when changes to interest rate benchmark occur in the hedging relationship. The amendment does not have a significant impact on the financial statements.

2)	Amendments to Korean IFRS 1116 Lease - COVID-19 related rent concession continuously offered after June 30, 2021

As a practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification. The scope of the practical expedient has been expanded to reduce lease fees that affect lease payments due on or before June 30, 2022. Lessee should consistently apply practical expedients to contracts with similar characteristics in similar circumstances. The amendment does not have a significant impact on the financial statements.

(2)	The details of Korean IFRSs that have been issued and published since January 1, 2021 but have not yet reached the effective date are as follows:

1)	Amendments to Korean IFRS 1103 Business Combination – Citation of Conceptual Framework

The amendments update a reference of definition of assets and liabilities qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korean IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets, and Korean IFRS 2121 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

2)	Amendments to Korean IFRS 1016 Property, Plant and Equipment – Proceeds before intended use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

3)	Amendments to Korean IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

4)	Annual Improvements to Korean IFRS 2018-2020

Annual improvements of Korean IFRS 2018-2020 Cycle should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

•	Korean IFRS 1101 First time Adoption of Korean International Financial Reporting Standards- Subsidiaries that are first-time adopters

•	Korean IFRS 1109 Financial Instruments - Fees related to the 10% test for derecognition of financial liabilities

•	Korean IFRS 1116 Leases- Lease incentives

•	Korean IFRS 1041 Agriculture - Measuring fair value

5)	Amendments to Korean IFRS 1001 Presentation of Financial Statements – Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability include the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

The above enacted or amended standards will not have a significant impact on the Company.

(3)

Significant accounting policies and method of computation used in the preparation of the condensed interim financial statements are consistent with those of the annual financial statements for the year ended December 31, 2020, except for the one described below.

•	Income tax expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate is applied to the pre-tax income.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The outbreak of COVID-19 has had a significant impact on the global economy including Korea. Financial and economic shocks may have negative impacts on the Company’s financial condition and results of operations in various forms both domestically and internationally. The Company will continue to evaluate future prospects related to the duration of COVID-19’s economic impact and the government’s policies.

The management shall make judgements, estimates and assumptions that affect the application of accounting policies and application of assets, liabilities and revenues and expenses in preparing condensed interim financial statements. Therefore, the actual results may differ from these estimates.

The important judgements by the management on accounting policies and the main sources of estimation uncertainty for preparing condensed interim financial statements are identical to ones used in the Company’s annual separate financial statements for the year ended December 31, 2020, except for the methods of estimation used to determine income tax expense.

4.	RISK MANAGEMENT

The Company is exposed to various risks that may arise from its operating activities and credit risk, market risk and liquidity risk are the main types of risks. In order to manage such risks, the Risk Management Committee analyzes, assesses, and establishes risk management standards, including policies, guidelines, management systems and decision-making to ensure sound management of the Company.

The Risk Management Committee, Chief Risk Officer (“CRO”) and the Risk Management Department are operated as risk management organizations. The board of directors operates the Risk Management Committee, composed of nonexecutive directors for professional risk management. The Risk Management Committee performs as the top decision-making body for risk management by establishing fundamental risk management policies that are consistent with the Company’s management strategy and by determining the Company’s acceptable level of risk.

CRO assists the Risk Management Committee and operates the Company Risk Management Council, which is composed of the risk management managers of the subsidiaries, to periodically check and improve the external environment and the Company’s risk burden. The Risk Management Department which is independently structured, controls the risk management matter of the Company and reports key risks and assists decision-making.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Company’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1) Credit risk management

The Company measures expected loss on assets subject to credit risk management and uses it as a management indicator.

2) Maximum exposure

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

		September 30, 2021	December 31, 2020
Loans and other financial assets at amortized cost (*)	Banks	473,898	598,398
	Corporates	36,254	20,719

	Sub-total	510,152	619,117

Financial assets at FVTPL	Derivative assets	7,247	7,247

	Total	517,399	626,364

(*) Cash and cash equivalents are not included.

a) Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	September 30, 2021	December 31, 2020
	Korea	Korea
Loans and other financial assets at amortized cost	510,152	619,117
Financial assets at FVTPL	7,247	7,247

Total	517,399	626,364

b) Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are finance and insurance, and others in accordance with the Korea Standard Industrial Classification Code as of September 30, 2021 and December 31, 2020 (Unit: Korean Won in millions):

	September 30, 2021
	Finance and insurance	Others	Total
Loans and other financial assets at amortized cost	509,972	180	510,152
Financial assets at FVTPL	7,247	—	7,247

Total	517,219	180	517,399

	December 31, 2020
	Finance and insurance	Others	Total
Loans and other financial assets at amortized cost	617,024	2,093	619,117
Financial assets at FVTPL	7,247	—	7,247

Total	624,271	2,093	626,364

3) Credit risk exposure

The maximum exposure to credit risk by asset quality, except for financial assets at FVTPL as of September 30, 2021 and December 31, 2020 is as follows (Unit: Korean Won in millions):

	September 30, 2021
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
Financial assets	Above appropriate credit rating (*1)	Less than a limited credit rating (*3)	Above appropriate credit rating (*2)	Less than a limited credit rating (*3)
Loans and other financial assets at amortized cost	510,211	—	—	—	—	510,211	(59)	510,152
Banks	473,957	—	—	—	—	473,957	(59)	473,898
Corporates	36,254	—	—	—	—	36,254	—	36,254
General business	36,254	—	—	—	—	36,254	—	36,254

Total	510,211	—	—	—	—	510,211	(59)	510,152

(*1)	Credit grade of corporates are AAA ~ BBB.
(*2)	Credit grade of corporates are A- ~ BBB.
(*3)	Credit grade of corporates are BBB- ~ C.

	December 31, 2020
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
Financial assets	Above appropriate credit rating (*1)	Less than a limited credit rating (*3)	Above appropriate credit rating (*2)	Less than a limited credit rating (*3)
Loans and other financial assets at amortized cost	619,264	—	—	—	—	619,264	(147)	619,117
Banks	598,545	—	—	—	—	598,545	(147)	598,398
Corporates	20,719	—	—	—	—	20,719	—	20,719
General business	20,719	—	—	—	—	20,719	—	20,719

Total	619,264	—	—	—	—	619,264	(147)	619,117

(*1)	Credit grade of corporates are AAA ~ BBB.
(*2)	Credit grade of corporates are A- ~ BBB.
(*3)	Credit grade of corporates are BBB- ~ C.

(2)	Market risk

Market risk is the possible risk of loss arising from trading position and non-trading position as a result of the volatility of market factors such as interest rates, stock prices and foreign exchange rates, and the Company’s main market risk is interest rate risk.

The Company estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates. Cash flows (both principal and interest), interest bearing assets and liabilities, presented by each re-pricing date, are as follows (Unit: Korean Won in millions):

	September 30, 2021
	Within 3 months (*1)	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost (*1)	770,280	10,050	—	—	—	—	780,330
Financial assets at FVTOCI (*2)	—	—	—	—	—	148,082	148,082
Sub-total	770,280	10,050	—	—	—	148,082	928,412
Liability:
Debentures	7,072	7,072	7,072	7,072	459,629	1,077,819	1,565,736

	December 31, 2020
	Within 3 months (*1)	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost (*1)	469,756	—	—	—	—	—	469,756
Financial assets at FVTOCI (*2)	—	—	—	—	—	149,614	149,614
Sub-total	469,756	—	—	—	—	149,614	619,370
Liability:
Debentures	6,100	6,100	6,100	6,100	292,074	1,027,917	1,344,391

(*1)

The principal and interest cash flows of cash and cash equivalents are included in the cash flows within three months, with 619,830 million Won and 69,206 million Won as of September 30, 2021 and December 31, 2020, respectively.

(*2)	Due to the uncertain timing of the sale, it is included in the section for over 5 years in accordance with the expiration of the remaining contract

(3)	Liquidity risk

Liquidity risk refers to the risk that the Company may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent damages from potential liquidity shortages with effective risk management that could arise from mismatching the assets and liabilities or unexpected cash outflows. The financial liabilities in the statement of financial position that are relevant to liquidity risk are incorporated within the scope of risk management.

The Company manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.).

2)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2021
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Debentures	7,072	7,072	7,072	7,072	459,629	1,077,819	1,565,736
Lease liabilities	703	689	679	678	911	—	3,660
Other financial liabilities	6,460	883	21,888	—	4,961	—	34,192

Total	14,235	8,644	29,639	7,750	465,501	1,077,819	1,603,588

	December 31, 2020
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Debentures	6,100	6,100	6,100	6,100	292,074	1,027,917	1,344,391
Lease liabilities	722	705	705	704	2,768	—	5,604
Other financial liabilities	10,247	3,304	—	391	2,604	—	16,546

Total	17,069	10,109	6,805	7,195	297,446	1,027,917	1,366,541

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2021
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Debentures	7,072	7,072	7,072	7,072	459,629	1,077,819	1,565,736
Lease liabilities	703	689	679	678	911	—	3,660
Other financial liabilities	6,460	883	21,888	—	4,961	—	34,192

Total	14,235	8,644	29,639	7,750	465,501	1,077,819	1,603,588

	December 31, 2020
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Debentures	6,100	6,100	6,100	6,100	292,074	1,027,917	1,344,391
Lease liabilities	722	705	705	704	2,768	—	5,604
Other financial liabilities	10,247	3,304	—	391	2,604	—	16,546

Total	17,069	10,109	6,805	7,195	297,446	1,027,917	1,366,541

5.	STATEMENTS OF CASHFLOWS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	September 30, 2021	December 31, 2020
Demand deposits	48,962	19,176
Fixed deposits	570,000	50,000

Total	618,962	69,176

(2)	Significant transactions of investing activities and financing activities not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the nine-month periods ended September 30
	2021	2020
Changes in other comprehensive income related to valuation of financial assets at FVTOCI	(1,111)	383
Changes in right-of-use assets due to new contract	267	1,312
Changes in lease liabilities due to new contract	267	1,197

6.	FINANCIAL ASSETS AT FVTPL

(1)	Details of financial assets at FVTPL as of September 30, 2021 and December 31, 2020 are as follows (Unit: Korean Won in millions):

	September 30, 2021	December 31, 2020
Financial assets at fair value through profit or loss mandatorily measured at fair value	7,247	7,247

(2)	Financial assets at fair value through profit or loss mandatorily measured at fair value are as follows (Unit: Korean Won in millions):

	September 30, 2021	December 31, 2020
Derivatives assets	7,247	7,247

(3)	Financial assets at FVTPL designated as upon initial recognition is nil among financial assets at FVTPL as of September 30, 2021 and December 31, 2020.

7.	FINANCIAL ASSETS AT FVTOCI

(1)	Details of financial assets at FVTOCI as of September 30, 2021 and December 31, 2020 are as follows (Unit: Korean Won in millions):

	September 30, 2021	December 31, 2020
Hybrid securities	148,082	149,614

(2)	Details of equity securities designated as financial assets at FVTOCI as of September 30, 2021 and December 31, 2020 are as follows (Unit: Korean Won in millions):

Purpose of acquisition	September 30, 2021	December 31, 2020
Investment for political purpose	148,082	149,614

8.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST

(1)	Details of loans and other financial assets at amortized cost as of September 30, 2021 and December 31, 2020 are as follows (Unit: Korean Won in millions):

	September 30, 2021	December 31, 2020
Due from banks	159,941	399,853
Other financial assets	350,211	219,264

Total	510,152	619,117

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	September 30, 2021	December 31, 2020
Due from banks in local currency:
Due from depository banks	160,000	400,000
Loss allowance	(59)	(147)

Total	159,941	399,853

(3)	Changes in the allowance for credit losses and gross carrying amount of due from banks are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the nine-month period ended September 30, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(147)	—	—	(147)
Reversal of allowance for credit loss	88	—	—	88

Ending balance	(59)	—	—	(59)

	For the nine-month period ended September 30, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(262)	—	—	(262)
Provision of allowance for credit loss	(175)	—	—	(175)

Ending balance	(437)	—	—	(437)

2)	Gross carrying amount

	For the nine-month period ended September 30, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	400,000	—	—	400,000
Net increase(decrease)	(240,000)	—	—	(240,000)

Ending balance	160,000	—	—	160,000

	For the nine-month period ended September 30, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	1,130,000	—	—	1,130,000
Net increase(decrease)	(230,000)	—	—	(230,000)

Ending balance	900,000	—	—	900,000

(4)	Details of other financial assets are as follows (Unit: Korean Won in millions):

	September 30, 2021	December 31, 2020
Receivables	346,676	215,819
Accrued income	1,492	1,419
Lease deposits	2,043	2,026
Allowance for credit losses	—	—

Total	350,211	219,264

(5)	Changes in the allowances for credit losses and gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions).

1)	Allowance for credit losses

For the nine-month period ended September 30, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	—	—	—	—
Provision of allowance for credit loss	—	—	—	—

Ending balance	—	—	—	—

	For the nine-month period ended September 30, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(1)	—	—	(1)
Reversal of allowance for credit loss	1	—	—	1

Ending balance	—	—	—	—

2)	Gross carrying amount

	For the nine-month period ended September 30, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	219,264	—	—	219,264
Net increase(decrease)	130,947	—	—	130,947

Ending balance	350,211	—	—	350,211

	For the nine-month period ended September 30, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	139,466	—	—	139,466
Net increase(decrease)	(45,252)	—	—	(45,252)

Ending balance	94,214	—	—	94,214

9.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITI ES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the levels of judgment involved in estimating fair values of financial assets and liabilities. The specific financial instruments characteristics and market condition such as volume of transactions and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Company’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•

Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•

Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•

Level 3— fair value measurements are those derived from valuation technique that include inputs for the assets or liabilities that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	September 30, 2021
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at FVTPL
Derivative assets	—	—	7,247	7,247
Financial assets at FVTOCI
Hybrid securities	—	—	148,082	148,082

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at FVTPL
Derivative assets	—	—	7,247	7,247
Financial assets at FVTOCI
Hybrid securities	—	—	149,614	149,614

Financial assets measured at FVTPL and financial assets measured at FVTOCI are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Company determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instruments as of September 30, 2021 and December 31, 2020 are as follows:

	Valuation methods	Input variables
Derivatives	The fair value is measured considering the price and volatility of the underlying assets using the Binomial Tree, a commonly used technique in the market	Values of underlying assets, Volatility, Risk-free market return, Corporate bond yield rate
Hybrid securities	The fair value is measured using the Hull and White model and the Monte Carlo Simulations.	YTM Matrix, Additive spread by grade, Risk spread by entity, Effective Credit rating, Issuing information by item, Interest rate volatility estimate

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Fair value measurement technique	Type	Significant unobservable inputs	Range	Impact of changes in significant unobservable inputs on fair value measurement
Derivative assets	Option valuation model and others	Equity related	Value of underlying assets and volatility	22.49% ~ 27.49%	Variation of fair value increases as value of underlying assets and volatility increases.
Hybrid securities	Hull and White model and others	Hybrid securities related	Interest rate (YTM), Market rate	Interest rate 0.77%~ 2.25% Market rate 1.43% ~ 4.89%	Variation of fair value increases as variation of interest rate (YTM) increases.

The fair value of financial assets classified as level 3 uses external valuation figures.

(3)	Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2021
	Beginning balance	Net Income (loss)	Other comprehensive income (loss)	Purchases/ issuances	Disposals/ settlements	Transfer to or out of Level 3	Ending balance
Financial assets:
Financial assets at FVTPL
Derivative assets	7,247	—	—	—	—	—	7,247
Financial assets at FVTOCI
Hybrid securities	149,614	—	(1,532)	—	—	—	148,082

	For the nine-month period ended September 30, 2020
	Beginning balance	Net Income (loss)	Other comprehensive income (loss)	Purchases/ issuances	Disposals/ settlements	Transfer to or out of Level 3	Ending balance
Financial assets:
Financial assets at FVTPL
Derivative assets	9,434	—	—	—	—	—	9,434
Financial assets at FVTOCI
Hybrid securities	—	—	528	150,000	—	—	150,528

(4)	Sensitivity analysis results on reasonable fluctuation of the significant unobservable input variables for the fair value of Level 3 financial instruments are as follows.

The sensitivity analysis on financial instruments shows how changes in unobservable inputs affect changes in fair value of the instruments through favorable and unfavorable changes. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for equity related derivatives of which fair value changes are recognized as net income and hybrid securities of which fair value changes are recognized as other comprehensive income among level 3 financial instruments.

The following table presents the sensitivity analysis to disclose the effect of reasonably possible volatility on the fair value of a Level 3 financial instruments (Unit: Korean Won in millions):

	September 30, 2021
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	724	(724)	—	—
Financial assets at FVTOCI
Hybrid securities (*2)	—	—	5,507	(5,311)

(*1)

Fair value changes of equity related derivatives are calculated by increasing or decreasing stock price volatility rate of underlying assets and correlation, which are major unobservable variables, by 10%, respectively.

(*2)	Fair value changes of hybrid securities are calculated by increasing or decreasing market rate, which is the major unobservable variable, by 1%, respectively.

	December 31, 2020
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	724	(724)	—	—
Financial assets at FVTOCI
Hybrid securities (*2)	—	—	6,647	(6,365)

(*1)

Fair value changes of equity related derivatives are calculated by increasing or decreasing stock price volatility rate of underlying assets and correlation, which are major unobservable variables, by 10%, respectively.

(*2)	Fair value changes of hybrid securities are calculated by increasing or decreasing market rate, which is the major unobservable variable, by 1%, respectively.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	September 30, 2021
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets:
Loans and other financial assets at amortized cost (*)	—	—	510,152	510,152	510,152
Financial liabilities:
Debentures	—	1,370,810	—	1,370,810	1,367,295
Other financial liabilities (*)	—	—	34,192	34,192	34,192

(*)	The carrying amount is disclosed at fair value considering the carrying amount as an approximation of fair value.

	December 31, 2020
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets:
Loans and other financial assets at amortized cost (*)	—	—	619,117	619,117	619,117
Financial liabilities:
Debentures	—	1,186,034	—	1,186,034	1,147,503
Other financial liabilities (*)	—	—	16,546	16,546	16,546

(*)	The carrying amount is disclosed at fair value considering the carrying amount as an approximation of fair value.

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Company determines the fair value using valuation methods. For the disclosed items in which book value is considered to be the approximate value of fair value, valuation techniques and input variables are not disclosed. Valuation techniques and input variables for the fair value of financial liabilities that are recorded at amortized cost are as follows:

	Valuation methods	Input variables
Debentures	The fair value is measured by discounting the projected cash flows of debt instrument by applying the market discount rate that is reflecting credit rating of the Company.	Risk-free market rate, etc.

(6)	Financial instruments by category

Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

	September 30, 2021
Financial assets	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Total
Deposits	—	—	159,941	159,941
Hybrid securities	—	148,082	—	148,082
Derivative assets	7,247	—	—	7,247
Other financial assets	—	—	350,211	350,211

Total	7,247	148,082	510,152	665,481

	December 31, 2020
Financial assets	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Total
Deposits	—	—	399,853	399,853
Hybrid securities	—	149,614	—	149,614
Derivative assets	7,247	—	—	7,247
Other financial assets	—	—	219,264	219,264

Total	7,247	149,614	619,117	775,978

	September 30, 2021	December 31, 2020
Financial liabilities	Financial liabilities at amortized cost	Financial liabilities at amortized cost
Debentures	1,367,295	1,147,503
Other financial liabilities	34,192	16,546

Total	1,401,487	1,164,049

(7)	Income or expense from financial instruments by category

Income or expense from financial assets and liabilities by each category for the nine-month periods ended September 30, 2021 and 2020 are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2021
	Interest Income (expense)	Reversal of credit loss	Others	Total
Financial assets at FVTOCI	—	—	3,870	3,870
Loans and other financial assets at amortized cost (*)	2,686	88	—	2,774
Financial liabilities at amortized cost	(19,135)	—	—	(19,135)

Total	(16,449)	88	3,870	(12,491)

(*)	892 million Won interest income of cash and cash equivalents are included.

	For the nine-month period ended September 30, 2020
	Interest Income (expense)	Reversal (Provision) of credit loss	Others	Total
Financial assets at FVTOCI	—	—	1,290	1,290
Loans and other financial assets at amortized cost (*)	8,998	(174)	—	8,824
Financial liabilities at amortized cost	(16,714)	—	—	(16,714)

Total	(7,716)	(174)	1,290	(6,600)

(*)	2,780 million Won interest income of cash and cash equivalents are included.

10.	INVESTMENTS IN SUBSIDIARIES

(1)	Details of Investments in subsidiaries are as follows (Unit: Korean Won in millions and number of shares):

Subsidiaries (*1)	Location	Capital stock	Main business
Woori Bank	Korea	3,581,400	Finance
Woori Card Co., Ltd.	Korea	896,300	Finance
Woori Financial Capital Co., Ltd.	Korea	287,700	Finance
Woori Investment Bank Co., Ltd.	Korea	437,100	Other credit finance
Woori Asset Trust Co., Ltd	Korea	15,300	Finance
Woori Asset Management Corp.	Korea	20,000	Finance
Woori Savings Bank	Korea	124,000	Savings bank business
Woori Credit Information Co., Ltd.	Korea	5,000	Credit information
Woori Fund Service Co., Ltd.	Korea	10,000	Finance
Woori Private Equity Asset Management Co., Ltd.	Korea	30,000	Finance
Woori Global Asset Management Co., Ltd.	Korea	20,000	Finance
Woori FIS Co., Ltd.	Korea	24,500	System software development & maintenance
Woori Finance Research Institute Co., Ltd.	Korea	3,000	Other service business

	September 30, 2021			December 31, 2020
Subsidiaries (*1)	Number of shares	Percentage of ownership (%) (*2)	Financial statements date of use	Number of shares	Percentage of ownership (%) (*2)	Financial statements date of use
Woori Bank	716,000,000	100.0	September 30, 2021	716,000,000	100.0	December 31, 2020
Woori Card Co., Ltd.	179,266,200	100.0	September 30, 2021	179,266,200	100.0	December 31, 2020
Woori Financial Capital Co., Ltd.	57,545,890	100.0	September 30, 2021	42,605,000	76.8	December 31, 2020
Woori Investment Bank Co., Ltd.	513,162,392	58.7	September 30, 2021	513,162,392	58.7	December 31, 2020
Woori Asset Trust Co., Ltd	1,560,000	67.2	September 30, 2021	1,560,000	67.2	December 31, 2020
Woori Asset Management Corp.	2,920,000	73.0	September 30, 2021	2,920,000	73.0	December 31, 2020
Woori Savings Bank	24,802,623	100.0	September 30, 2021	—	—	—
Woori Credit Information Co., Ltd.	1,008,000	100.0	September 30, 2021	1,008,000	100.0	December 31, 2020
Woori Fund Service Co., Ltd.	2,000,000	100.0	September 30, 2021	2,000,000	100.0	December 31, 2020
Woori Private Equity Asset Management Co., Ltd.	6,000,000	100.0	September 30, 2021	6,000,000	100.0	December 31, 2020
Woori Global Asset Management Co., Ltd.	4,000,000	100.0	September 30, 2021	4,000,000	100.0	December 31, 2020
Woori FIS Co., Ltd.	4,900,000	100.0	September 30, 2021	4,900,000	100.0	December 31, 2020
Woori Finance Research Institute Co., Ltd.	600,000	100.0	September 30, 2021	600,000	100.0	December 31, 2020

(*1)	Only subsidiaries invested directly by the Company are included.
(*2)	The percentage is based on the effective shareholding rate relative to the number of stocks outstanding.

(2)	Changes in the carrying value of investments in subsidiaries are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2021
	Beginning balance	Acquisition	Disposal	Ending balance
Woori Bank	18,921,151	—	—	18,921,151
Woori Card Co., Ltd.	1,118,367	—	—	1,118,367
Woori Financial Capital Co., Ltd. (*1)	633,758	169,448	—	803,206
Woori Investment Bank Co., Ltd.	447,673	—	—	447,673
Woori Asset Trust Co., Ltd	224,198	—	—	224,198
Woori Asset Management Corp.	122,449	—	—	122,449
Woori Savings Bank (*2)	—	213,238	—	213,238
Woori Credit Information Co., Ltd.	16,466	—	—	16,466
Woori Fund Service Co., Ltd.	13,939	—	—	13,939
Woori Private Equity Asset Management Co., Ltd.	7,797	—	—	7,797
Woori Global Asset Management Co., Ltd.	33,000	—	—	33,000
Woori FIS Co., Ltd.	21,754	—	—	21,754
Woori Finance Research Institute Co., Ltd.	1,677	—	—	1,677

Total	21,562,229	382,686	—	21,944,915

(*1)

After the Company acquiring 76.8% interests of Aju Capital Co., Ltd. in December 2020, Aju Capital Co. changed its name to Woori Financial Capital Co., Ltd. The Company acquired an additional 13.7% interests during the 2nd quarter and acquired residual interest(9.5%) during the current period to make Woori Financial Capital Co., Ltd. a wholly owned subsidiary.

(*2)	The Company acquired 100% interests of Woori Savings Bank from its subsidiary, Woori Financial Capital Co., Ltd. in March 2021, and the capital increase of 100,000 million Won was made in May 2021.

	For the nine-month period ended September 30, 2020
	Beginning balance	Acquisition	Disposal	Ending balance
Woori Bank (*)	17,921,151	1,000,000	—	18,921,151
Woori Card Co., Ltd.	1,118,367	—	—	1,118,367
Woori Investment Bank Co., Ltd.	392,795	—	—	392,795
Woori Asset Trust Co., Ltd	224,198	—	—	224,198
Woori Asset Management Corp.	122,449	—	—	122,449
Woori Credit Information Co., Ltd.	16,466	—	—	16,466
Woori Fund Service Co., Ltd.	13,939	—	—	13,939
Woori Private Equity Asset Management Co., Ltd.	7,797	—	—	7,797
Woori Global Asset Management Co., Ltd.	33,000	—	—	33,000
Woori FIS Co., Ltd.	21,754	—	—	21,754
Woori Finance Research Institute Co., Ltd.	1,677	—	—	1,677

Total	19,873,593	1,000,000	—	20,873,593

(*)	Capital increase of 1,000,000 million Won was made in June 2020.

11.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment as of September 30, 2021 and December 31, 2020 are as follows (Unit: Korean Won in millions):

	September 30, 2021
	Building	Equipment and Vehicles	Leasehold improvements	Total
Premises and equipment(owned)	—	2,953	2,624	5,577
Right-of-use asset	2,840	504	—	3,344

Total	2,840	3,457	2,624	8,921

	December 31, 2020
	Building	Equipment and Vehicles	Leasehold improvements	Total
Premises and equipment(owned)	—	3,779	3,233	7,012
Right-of-use asset	4,936	590	—	5,526

Total	4,936	4,369	3,233	12,538

(2)	Details of premises and equipment(owned) as of September 30, 2021 and December 31, 2020 are as follows (Unit: Korean Won in millions):

	September 30, 2021
	Equipment and Vehicles	Leasehold improvements	Total
Acquisition cost	5,581	4,320	9,901
Accumulated depreciation	(2,628)	(1,696)	(4,324)

Net carrying amount	2,953	2,624	5,577

	December 31, 2020
	Equipment and Vehicles	Leasehold improvements	Total
Acquisition cost	5,572	4,283	9,855
Accumulated depreciation	(1,793)	(1,050)	(2,843)

Net carrying amount	3,779	3,233	7,012

(3)	Details of changes in premises and equipment(owned) are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2021
	Equipment and Vehicles	Leasehold improvements	Total
Beginning balance	3,779	3,233	7,012
Acquisitions	9	36	45
Depreciation	(835)	(645)	(1,480)

Ending balance	2,953	2,624	5,577

	For the nine-month period ended September 30, 2020
	Equipment and Vehicles	Leasehold improvements	Total
Beginning balance	3,767	1,797	5,564
Acquisitions	869	1,849	2,718
Depreciation	(748)	(457)	(1,205)

Ending balance	3,888	3,189	7,077

(4)	Details of right-of-use assets as of September 30, 2021 and December 31, 2020 are as follows (Unit: Korean Won in millions):

	September 30, 2021
	Building	Equipment and Vehicles	Total
Acquisition cost	4,544	1,154	5,698
Accumulated depreciation	(1,704)	(650)	(2,354)

Net carrying amount	2,840	504	3,344

	December 31, 2020
	Building	Equipment and Vehicles	Total
Acquisition cost	8,703	1,085	9,788
Accumulated depreciation	(3,767)	(495)	(4,262)

Net carrying amount	4,936	590	5,526

(5)	Details of changes in right-of-use assets for the nine-month periods ended September 30, 2021 and 2020 are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2021
	Building	Equipment and Vehicles	Total
Beginning balance	4,936	590	5,526
New contracts	—	267	267
Termination	—	(60)	(60)
Depreciation	(1,704)	(293)	(1,997)
Others	(392)	—	(392)

Ending balance	2,840	504	3344

	For the nine-month period ended September 30, 2020
	Building	Equipment and Vehicles	Total
Beginning balance	1,436	384	1,820
New contracts	833	479	1,312
Depreciation	(1,665)	(243)	(1,908)

Ending balance	604	620	1,224

12.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	September 30, 2021
	Software	Development cost	Membership deposit	Construction in progress	Total
Acquisition cost	3,367	2,231	2,371	791	8,760
Accumulated amortization	(2,345)	(919)	—	—	(3,264)

Net carrying amount	1,022	1,312	2,371	791	5,496

	December 31, 2020
	Software	Development cost	Membership deposit	Total
Acquisition cost	3,097	2,231	2,371	7,699
Accumulated amortization	(1,832)	(585)	—	(2,417)

Net carrying amount	1,265	1,646	2,371	5,282

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2021
	Software	Development cost	Membership deposit	Construction in progress	Total
Beginning balance	1,265	1,646	2,371	—	5,282
Acquisitions	270	—	—	791	1,061
Amortization	(513)	(334)	—	—	(847)

Ending balance	1,022	1,312	2,371	791	5,496

	For the nine-month period ended September 30, 2020
	Software	Development cost	Membership deposit	Construction in progress	Total
Beginning balance	1,585	1,725	—	—	3,310
Acquisitions	320	216	2,371	41	2,948
Amortization	(530)	(300)	—	—	(830)

Ending balance	1,375	1,641	2,371	41	5,428

13.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	September 30, 2021	December 31, 2020
Prepaid expenses	255	—
Advance payments	105	—

Total	360	—

14.	DEBENTURES

Details of debentures are as follows (Unit: Korean Won in millions):

	September 30, 2021		December 31, 2020
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bonds:
General bonds	1.23 ~ 2.19	420,000	1.23	200,000
Subordinated bonds	2.13 ~ 2.55	950,000	2.13 ~ 2.55	950,000

Sub-total		1,370,000		1,150,000

Deducted item:
Discounts on bonds		(2,705)		(2,497)

Total		1,367,295		1,147,503

15.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	September 30, 2021	December 31, 2020
Asset retirement obligation	393	782

(2)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the nine-month periods ended September 30
	2021	2020
Beginning balance	782	600
Increase	—	108
Amortization	3	10
Others	(392)	—

Ending balance	393	718

16.	NET DEFINED BENEFIT LIABILITY(ASSET)

The Company’s pension plan is based on the defined benefit retirement pension plan. Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of salary at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes into account of projected earnings’ increase, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Company is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset

The defined benefit obligation was estimated with an interest rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in profitability of blue-chip bonds

A decrease in profitability of blue-chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation

Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability(asset) are as follows (Unit: Korean Won in millions):

	September 30, 2021	December 31, 2020
Present value of defined benefit obligation	21,247	20,083
Fair value of plan assets	(20,055)	(23,592)

Net defined benefit liability(asset)	1,192	(3,509)

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

	For the nine-month periods ended September 30
	2021	2020
Beginning balance	20,083	14,174
Transfer-in / out	(544)	4,656
Recruit / Transfer in	—	1,266
Current service cost	1,816	1,509
Interest cost	365	288
Remeasurements
Financial assumption	(856)	425
Demographic assumptions	—	—
Experience adjustment	795	1,740
Retirement benefit paid	(247)	(93)
Others	(165)	(68)

Ending balance	21,247	23,897

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the nine-month periods ended September 30
	2021	2020
Beginning balance	23,592	10,692
Transfer-in / out	(2,858)	4,056
Interest income	450	219
Remeasurements	(246)	(69)
Retirement benefit paid	(883)	(147)

Ending balance	20,055	14,751

(4)	The fair value of plan assets as of September 30, 2021 and December 31, 2020 is as follows (Unit: Korean Won in millions):

	September 30, 2021	December 31, 2020
Cash and due from banks	20,055	23,592

Meanwhile, the actual revenue of plan assets for the nine-month periods ended September 30, 2021 and 2020 is 204 million Won and 150 million Won, respectively.

(5)

The amount recognized in profit or loss and total comprehensive income related to the defined benefit plan for the nine-month periods ended September 30, 2021 and 2020 is as follows (Unit: Korean Won in millions):

	For the nine-month periods ended September 30
	2021	2020
Current service cost	1,816	1,509
Recruit/Transfer in	—	1,266
Net interest expense(income)	(85)	69

Cost recognized in net income	1,731	2,844

Remeasurements (*)	185	2,234

Cost recognized in total comprehensive income	1,916	5,078

(*)	The amount is before income tax expense effect.

17.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2021	December 31, 2020
Other financial liabilities:
Accounts payable	21,941	6,102
Accrued expenses	12,251	10,444
Lease liabilities	3,631	5,539

Sub-total	37,823	22,085

Other liabilities:
Other miscellaneous liabilities	1,232	570

Total	39,055	22,655

18.	DERIVATIVES

Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2021		December 31, 2020
	Nominal amount	Assets	Nominal amount	Assets
Equity Forwards	130,599	7,247	130,599	7,247

Derivatives are classified into financial assets at FVTPL in the statements of financial position (See Note 6).

19.	EQUITY

(1)	Details of equity as of September 30, 2021 and December 31, 2020 are as follows (Unit: Korean Won in millions):

	September 30, 2021	December 31, 2020
Capital	3,640,303	3,611,338
Hybrid securities	2,094,745	1,895,322
Capital surplus (*1)	10,909,281	14,874,084
Capital adjustments	(26)	—
Accumulated other comprehensive income	(2,763)	(1,518)
Retained earnings (*1) (*2) (*3)	4,869,275	664,746

Total	21,510,815	21,043,972

(*1)	During the current period, 4,000,000 million Won was transferred from capital surplus to retained earnings.
(*2)	The regulatory reserve for credit loss in retained earnings amounted to 1,086 million Won and 692 million Won as of September 30, 2021 and December 31, 2020 in accordance with the relevant regulation.
(*3)

The earned surplus reserve in retained earnings amounted to 122,370 million Won and 62,830 million Won as of September 30, 2021 and December 31, 2020 in accordance with the Article 53 of the Financial Holding Company Act.

(2)	The number of authorized shares and others of the Company are as follows:

	September 30, 2021	December 31, 2020
Shares of common stock authorized	4,000,000,000 Shares	4,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Shares of common stock issued	728,060,549 Shares	722,267,683 Shares
Capital stock	3,640,303 million Won	3,611,338 million Won

(3)	Hybrid securities

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	September 30, 2021	December 31, 2020
Securities in local currency	2019-07-18	—	3.49	500,000	500,000
Securities in local currency	2019-10-11	—	3.32	500,000	500,000
Securities in local currency	2020-02-06	—	3.34	400,000	400,000
Securities in local currency	2020-06-12	—	3.23	300,000	300,000
Securities in local currency	2020-10-23	—	3.00	200,000	200,000
Securities in local currency	2021-04-08	—	3.15	200,000	—
Issuance cost				(5,255)	(4,678)

Total				2,094,745	1,895,322

The hybrid securities mentioned above do not have maturity date but are redeemable after 5 years from the date of issuance.

(4)	Accumulated other comprehensive income

Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2021
	Beginning balance	Increase (decrease)	Income tax effect	Ending balance
Net gain(loss) on valuation of financial assets at FVTOCI	(280)	(1,532)	421	(1,391)
Remeasurement loss related to defined benefit plan	(1,238)	(185)	51	(1,372)

Total	(1,518)	(1,717)	472	(2,763)

	For the nine-month period ended September 30, 2020
	Beginning balance	Increase (decrease)	Income tax effect	Ending balance
Net gain(loss) on valuation of financial assets at FVTOCI	—	528	(145)	383
Remeasurement loss related to defined benefit plan	(631)	(2,234)	614	(2,251)

Total	(631)	(1,706)	469	(1,868)

(5)	Regulatory Reserve for Credit Loss

In accordance with Article 26 ~ 28 of the Financial holding company Supervision Regulations, the Company calculates and discloses the regulatory reserve for credit loss.

1)	Balance of the regulatory reserve for credit loss

Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	September 30, 2021	December 31, 2020
Beginning balance	1,086	692
Planned provision of regulatory reserve for credit loss	655	394

Ending balance	1,741	1,086

2)	Provision of regulatory reserve for credit loss, adjusted net income after the provision of regulatory reserve and others

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS (Loss Per Share) after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS (Loss Per Share) amount):

	Periods ended September 30, 2021		Periods ended September 30, 2020
	Three-month	Nine-month	Three-month	Nine-month
Net income (loss) before regulatory reserve	(21,558)	621,786	(18,126)	618,946
Provision(reversal) of regulatory reserve for credit loss	426	655	160	(230)
Adjusted net income after the provision of regulatory reserve	(21,984)	621,131	(18,286)	619,176
Dividends to hybrid securities	(17,350)	(48,900)	(14,275)	(34,640)
Adjusted net income after regulatory reserve and dividends to hybrid securities	(39,334)	572,231	(32,561)	584,536
Adjusted EPS (Loss Per Share) after regulatory reserve and dividends to hybrid securities (Unit: Korean Won)	(54)	791	(45)	809

20.	DIVIDENDS

(1) Dividends per share and the total dividends for the fiscal year ending December 31, 2020 were 360 Won and 260,016 million Won, respectively, approved at the regular general shareholders’ meeting held on March 26, 2021, and were paid in April 2021.

(2) On July 23, 2021, the Board of Directors decided to pay an interim dividend of 150 Won per share (total dividend of 108,340 million Won) with July 30, 2021 as the dividend base date, and were paid in August 2021.

21.	NET INTEREST INCOME

(1)	Details of interest income recognized are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2021		Periods ended September 30, 2020
	Three-month	Nine-month	Three-month	Nine-month
Interest on due from banks	1,096	2,669	1,292	8,978
Other interest income	5	17	7	20

Total	1,101	2,686	1,299	8,998

(2)	Details of interest expense recognized are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2021		Periods ended September 30, 2020
	Three-month	Nine-month	Three-month	Nine-month
Interest on debentures	6,853	19,135	5,707	16,714
Other interest expense	1	3	4	10
Interest on lease liabilities	12	41	7	25

Total	6,866	19,179	5,718	16,749

22.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2021		Periods ended September 30, 2020
	Three-month	Nine-month	Three-month	Nine-month
Fees and commissions income	202	604	—	—

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2021		Periods ended September 30, 2020
	Three-month	Nine-month	Three-month	Nine-month
Fees and commissions paid	1,204	4,129	774	5,016
Others	2,117	6,203	1,788	5,714

Total	3,321	10,332	2,562	10,730

23.	DIVIDEND INCOME

Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2021		Periods ended September 30, 2020
	Three-month	Nine-month	Three-month	Nine-month
Dividend income recognized from investments in subsidiaries	—	687,445	—	677,795
Dividend income recognized from FVTOCI	1,290	3,870	1,290	1,290

Total	1,290	691,315	1,290	679,085

24.	REVERSAL(PROVISION) FOR IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Details of reversal (provision) for impairment losses due to credit loss recognized are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2021		Periods ended September 30, 2020
	Three-month	Nine-month	Three-month	Nine-month
Reversal(Provision) of impairment loss due to credit loss on loans and other financial assets at amortized cost	107	88	(183)	(174)

25.	GENERAL AND ADMINISTRATIVE EXPENSES

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			Periods ended September 30, 2021		Periods ended September 30, 2020
			Three-month	Nine-month	Three-month	Nine-month
Employee benefits	Short-term Employee benefits	Salaries	6,716	19,875	6,937	19,528
		Employee fringe benefits	1,349	5,977	1,374	6,583
	Retirement benefit service costs		595	1,731	640	2,844
	Share based payments		541	2,114	243	736

		Sub-total	9,201	29,697	9,194	29,691

Depreciation and amortization			1,434	4,323	1,430	3,943
Other general and administrative expenses	Rent		361	1,058	298	790
	Taxes and public dues		92	358	85	300
	Service charges		877	2,441	777	2,443
	Computer and IT related		1,370	3,431	839	2,054
	Telephone and communication		64	240	68	258
	Operating promotion		340	866	379	881
	Advertising		45	91	12	113
	Printing		15	43	7	35
	Traveling		13	46	9	43
	Supplies		29	87	37	156
	Insurance premium		55	(7)	—	19
	Reimbursement		212	646	280	729
	Vehicle maintenance		67	182	67	154
	Others		9	21	6	33

		Sub-total	3,549	9,503	2,864	8,008

	Total		14,184	43,523	13,488	41,642

(2)	Share-based payment

Details of performance condition share-based payment granted to executives as of September 30, 2021 and December 31, 2020 are as follows.

1)	Performance condition share-based payment

Subject to		Shares granted for the year 2019
Type of payment		Cash-settled
Vesting period		January 11, 2019 ~ December 31, 2022
Date of payment		2023-01-01
Fair value (*1)		10,618 Won
Valuation method		Black-Scholes Model
Expected dividend rate		4.28%
Expected maturity date		1.25 years
Number of shares remaining	As of September 30, 2021	77,728 shares
	As of December 31, 2020	77,728 shares
Number of shares granted (*2)	As of September 30, 2021	77,728 shares
	As of December 31, 2020	77,728 shares

Subject to		Shares granted for the year 2020
Type of payment		Cash-settled
Vesting period		January 1, 2020 ~ December 31, 2023
Date of payment		2024-01-01
Fair value (*1)		10,173 Won
Valuation method		Black-Scholes Model
Expected dividend rate		4.28%
Expected maturity date		2.25 years
Number of shares remaining	As of September 30, 2021	189,270 shares
	As of December 31, 2020	189,270 shares
Number of shares granted (*2)	As of September 30, 2021	189,270 shares
	As of December 31, 2020	189,270 shares

Subject to		Shares granted for the year 2021
Type of payment		Cash-settled
Vesting period		January 1, 2021 ~ December 31, 2024
Date of payment		2025-01-01
Fair value (*1)		9,748 Won
Valuation method		Black-Scholes Model
Expected dividend rate		4.28%
Expected maturity date		3.25 years
Number of shares remaining	As of September 30, 2021	178,374 shares
	As of December 31, 2020	—
Number of shares granted (*2)	As of September 30, 2021	178,374 shares
	As of December 31, 2020	—

(*1)

As the amount of payment varies according to the base price (the arithmetic average of the weighted average stock price of transactions in the past one week, the past one month, and the past two months) at the date of payment, the fair value is calculated and used to measure the liability according to the Black Scholes model based on the base price at the time of each settlement.

(*2)

The number of payable stocks is granted at the initial contract date and the payment rate is determined based on the achievement of the pre-determined performance targets. Performance is evaluated as long-term performance indication including relative shareholder return, net income, return on equity (ROE), non-performing loan ratio and job performance.

2)

The Company accounts for performance condition share-based payments according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring every closing period. As of September 30, 2021 and December 31, 2020 the book value of the liabilities related to the performance condition share-based payments recognized by the Company is 4,490 million Won and 2,376 million Won.

26.	NON-OPERATING INCOME(EXPENSES)

(1)	Details of non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2021		Periods ended September 30, 2020
	Three-month	Nine-month	Three-month	Nine-month
Other non-operating income	—	126	—	181
Other non-operating expense	(100)	(131)	(200)	(401)

Total	(100)	(5)	(200)	(220)

(2)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2021		Periods ended September 30, 2020
	Three-month	Nine-month	Three-month	Nine-month
Others	—	126	—	181

(3)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2021		Periods ended September 30, 2020
	Three-month	Nine-month	Three-month	Nine-month
Donations	100	130	200	401
Others	—	1	—	—

Total	100	131	200	401

27.	INCOME TAX EXPENSE(INCOME)

Details of income tax expense(income) are as follows (Unit: Korean Won in millions):

	For the nine-month periods ended September 30
	2021	2020
Current tax expense
Current tax expense with respect to the current period	—	—

Sub-total	—	—

Deferred tax expense(income)
Change in deferred tax assets(liabilities) due to temporary differences	(604)	(847)
Income tax expense directly attributable to equity	472	469

Sub-total	(132)	(378)

Income tax expense(income)	(132)	(378)

Income tax expense (benefit) is recognized based on the best estimate of the weighted average annual effective tax rate expected for the interim period. The weighted average annual effective tax rate for the interim period ended September 30, 2021 and September 30, 2020 was not calculated due to income tax income.

28.	EARNINGS (LOSS) PER SHARE (“EPS (LOSS PER SHARE)”)

(1)

Basic EPS (Loss Per Share) is calculated by dividing net income attributable to common shareholders by weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for EPS (Loss Per Share) and number of shares):

	Periods ended September 30, 2021		Periods ended September 30, 2020
	Three-month	Nine-month	Three-month	Nine-month
Net profit (loss) attributable to Owners	(21,558)	621,786	(18,126)	618,946
Dividends to hybrid securities	(17,350)	(48,900)	(14,275)	(34,640)
Net income attributable to common shareholders	(38,908)	572,886	(32,401)	584,306
Weighted average number of common shares outstanding (Unit: million shares)	726	723	722	722
Basic EPS (Loss Per Share) (Unit: Korean Won)	(54)	792	(45)	809

(2)	The weighted average number of common shares outstanding is as follows: (Unit: number of shares, days)

	For the nine-month period ended September 30, 2021
	Period	Number of shares	Dates	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2021-01-01~2021-09-30	722,267,683	273	197,179,077,459
Treasury stock	2021-01-01~2021-09-30	(2)	273	(546)
Share repurchase	2021-08-10~2021-09-30	(2,322)	52	(120,744)
New stock issue (Comprehensive stock exchange)	2021-08-10~2021-09-30	5,792,866	52	301,229,032

Sub-total (①)				197,480,185,201

Weighted average number of common shares outstanding (②=①/273)				723,370,642

	For the nine-month period ended September 30, 2020
	Period	Number of shares	Dates	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2020-01-01~2020-09-30	722,267,683	274	197,901,345,142
Treasury stock	2020-01-01~2020-09-30	(2)	274	(548)

Sub-total (①)				197,901,344,594

Weighted average number of common shares outstanding (②=①/274)				722,267,681

Diluted EPS (Loss Per Share) is equal to basic EPS (Loss Per Share) because there is no dilution effect for the nine-month periods ended September 30, 2021 and 2020.

29.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Litigation case

As of September 30, 2021 and December 31, 2020, the Company has no litigation case in progress.

(2)	Details of loan commitments with financial institutions are as follows (Unit: Korean Won in millions):

		September 30, 2021		December 31, 2020
	Financial institutions	Line of credit	Loan balance	Line of credit	Loan balance
Loans	Standard Chartered Bank Korea Ltd.	100,000	—	65,000	—
	Kookmin Bank	—	—	35,000	—

	Total	100,000	—	100,000	—

(3)

The Company decided to enter into a stock sales agreement with a major shareholder of Woori Asset Trust Co., Ltd (formerly Kukje Asset Trust Co., Ltd) to acquire 44.5% interest (58.6% of voting rights) during July, 2019, and to acquire additional 21.3% interest (28.0% of voting rights) after a certain period. As a result, the Company acquired the interest of the first sales agreement in December 2019 and is planning to acquire the interest of the second sales agreement after a certain period.

In regards to this acquisition, the Company recognized 7,247 million Won as derivative assets as of September 30, 2021 and December 31, 2020 (See Note 18).

30.	RELATED PARTY TRANSACTIONS

Related parties of the Company as of September 30, 2021 and December 31, 2020, and assets and liabilities recognized, guarantees and commitments, major transactions with related parties and compensation to key management for the nine-month periods ended September 30, 2021 and 2020 are as follows:

(1)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related party	Title of account	September 30, 2021	December 31, 2020
Subsidiaries
Woori Bank	Cash and cash equivalents	618,962	69,176
	Other financial assets	473,957	598,505
	Allowance for credit losses	(59)	(147)
	Other financial liabilities	21,303	7,718
Woori Card Co., Ltd.	Other financial assets	34,451	17,983
	Other financial liabilities	256	299
Woori FIS Co., Ltd.	Other financial assets	—	1,538
	Other financial liabilities	1,419	259
Woori Finance Research Institute Co., Ltd.	Other financial assets	27	37
	Other financial liabilities	1,770	1,465
Woori Credit Information Co., Ltd.	Other financial assets	153	517
Woori Fund Service Co., Ltd.	Other financial assets	542	643
Woori Private Equity Asset Management Co., Ltd.	Other financial liabilities	1,081	—
Associates of subsidiaries
W Service Networks Co., Ltd.	Other financial liabilities	95	122

(2)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

		For the nine-month periods ended September 30
Related party	Title of account	2021	2020
Subsidiaries
Woori Bank	Interest income	2,685	8,998
	Fees and commissions income	604	—
	Dividend income	680,200	676,000
	Interest expenses (*2)	32	25
	Fees and commissions expense	10	11
	Provision (Reversal) of impairment loss due to credit loss	(88)	174
	General and administrative expenses (*2)	2,718	2,420
Woori Card Co., Ltd.	Dividend income	3,870	1,290
Woori Investment Bank Co., Ltd. (*1)	Dividend income	5,132	—
Woori FIS Co., Ltd.	General and administrative expenses	3,099	1,867
Woori Finance Research Institute Co., Ltd.	Fees and commissions expenses	5,100	4,725
Woori Credit Information Co., Ltd.	Dividend income	564	494
Woori Fund Service Co., Ltd.	Dividend income	769	521
Woori Asset Trust Co., Ltd	Dividend income	780	780
Associates of subsidiaries
W Service Networks Co., Ltd.	General and administrative expenses	882	984

(*1)

Of the 160,000 million Won of debentures issued during the current period, 19,000 million Won was acquired by Woori Investment Bank Co., Ltd. and the Company paid 19 million Won as an acquisition fee which is included in the discount on debentures issued. Also, of the 200,000 million Won of hybrid securities issued during the current period, 19,000 million Won was acquired by Woori Investment Bank Co., Ltd. and the Company paid 29 million Won as an acquisition fee which is included in the issuance cost of hybrid securities.

(*2)	The depreciation of right-of-use assets and interest expense of lease liabilities arising from lease transactions during the current term and prior term are included.

(3)	The details of the right-of-use assets and lease liabilities due to lease transactions with related parties as of September 30, 2021 and 2020 are as follows (Unit: Korea Won in millions):

Related parties		Title of account	September 30, 2021	December 31, 2020
Subsidiaries	Woori Bank	Right-of-use assets	2,840	4,936
		Lease liabilities (*)	3,096	4,920

(*)	Cash outflows of lease liabilities redemption for the nine-month periods ended September 30, 2021 and 2020 are 1,857 million Won and 1,319 million Won, respectively.

(4)	The details of loan and borrowing transactions with related parties for the nine-month periods ended September 30, 2021 and 2020 are as follows (Unit: Korea Won in millions):

			For the nine-month period ended September 30, 2021
Related parties (*1)		Title of account	Beginning balance	Increase	Decrease	Ending balance
Subsidiaries	Woori Bank	Due from banks (*2)	450,000	1,490,000	1,210,000	730,000

(*1)

Of the 160,000 million Won of debentures issued during the current period, 19,000 million Won was acquired by Woori Investment Bank Co., Ltd., and the entire amount was sold to the market on the date of issuance. Of the 200,000 million Won of hybrid securities issued during the current period, 19,000 million Won was acquired by Woori Investment Bank Co., Ltd. and the entire amount was sold to the market on the date of issuance.

(*2)	Excludes due from banks without withdrawal limitations.

			For the nine-month period ended September 30, 2020
Related parties (*1)		Title of account	Beginning balance	Increase	Decrease	Ending balance
Subsidiaries	Woori Bank	Due from banks (*2)	1,130,000	3,330,000	3,560,000	900,000

(*1)

Of the 200,000 million Won of debentures issued during the nine-month period ended September 30, 2020, 40,000 million Won was acquired by Woori Investment Bank Co., Ltd., and the entire amount was sold to the market on the date of issuance.

(*2)	Excludes due from banks without withdrawal limitations.

(5)	The details of equity-related transactions with related parties for the nine-month periods ended September 30, 2021 and 2020 are as follows (Unit: Korean Won in millions):

		For the nine-month period ended September 30, 2021
Related parties		Interest of Woori Savings Bank (*1)	Interest of Woori Financial Capital Co., Ltd (*2)	Investment
Subsidiaries	Woori Financial Capital Co., Ltd.	113,238	88,011	—
Subsidiaries	Woori Savings Bank	—	—	100,000

(*1)	The Company acquired 100% interest of Woori Savings Bank from its subsidiary, Woori Financial Capital Co., Ltd. during the current period.
(*2)	During the current period, the Company acquired treasury stocks held by Woori Financial Capital Co., Ltd. and the remaining interest thereof.

		For the nine-month period ended September 30, 2020
Related parties		Investment	Acquisition of hybrid securities
Subsidiaries	Woori Bank	1,000,000	—
Subsidiaries	Woori Card Co., Ltd.	—	150,000

(6)

There are no guarantees provided to the related parties. The unused commitments provided from the related parties as of September 30, 2021 and December 31, 2020 are as follows (Unit: Korean Won in millions):

Related parties		September 30, 2021	December 31, 2020	Warranty
Subsidiaries	Woori Card Co., Ltd.	195	131	Unused loan commitment

(7)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the nine-month periods ended September 30
	2021	2020
Short-term employee salaries	4,933	4,308
Retirement benefit service costs	158	170
Share-based compensation	1,550	576

Total	6,641	5,054

Key management includes registered executives and non-registered executives. The Company has not recognized any outstanding assets, allowance and related impairment loss due to credit losses from transaction with key management as of September 30, 2021 and December 31, 2020. Liabilities related to key management compensation are 5,738 million Won and 4,209 million Won as of September 30, 2021 and December 31, 2020, respectively.

31.	LEASES

(1)	The future lease payments under the lease contracts are as follows (Unit: Korean Won in millions):

	September 30, 2021	December 31, 2020
Lease payments:
Within one year	2,749	2,836
After one year but within five years	911	2,768

Total	3,660	5,604

(2)	Total cash outflows from lease are as follows (Unit: Korean Won in millions):

	For the nine-month periods ended September 30
	2021	2020
Cash outflows from lease	2,255	1,656

(3)

Details of lease payments that are not included in the measurement of lease liabilities due to the fact that they are leases for which the underlying asset is of low value are as follows (Unit: Korean Won in millions):

	For the nine-month periods ended September 30
	2021	2020
Lease payments for which the underlying asset is of low value	101	95

There are no lease payments not included in the lease liabilities measurement, resulting from short-term leases for the nine-month periods ended September 30, 2021 and 2020.

32.	EVENTS AFTER THE REPORTING PERIOD

Woori Financial Capital Co., Ltd., a subsidiary of the Company, decided to raise 200 billion Won in shareholder allocation at the Board of Directors Meeting on November 1, 2021 and completed the payment of the shares on November 12, 2021, and the Company was allocated with 17,211,704 shares in relation to the paid-in capital increase.